UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): TOKYO STYLE CO., LTD.; SANEI-INTERNATIONAL CO.,LTD.

B.	(1) This is [check one]

  ☒ an original filing for the Filer

  ☐ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

C.	Identify the filing in conjunction with which this Form is being filed:

  Names of registrants: TOKYO STYLE CO., LTD.; SANEI-INTERNATIONAL CO.,LTD.

  Form type: Form CB

  File Number (if known): N/A

  Filed by: TOKYO STYLE CO., LTD.; SANEI-INTERNATIONAL CO.,LTD.

  Date Filed (if filed concurrently, so indicate): October 14, 2010 (concurrently)

D. Each of TOKYO STYLE CO., LTD. and SANEI-INTERNATIONAL CO.,LTD. is incorporated or organized under the laws of Japan. TOKYO STYLE CO., LTD. has its principal place of business at 5-7-1 Kojimachi, Chiyoda-ku, Tokyo 102-0083, Japan; phone number: +81-3-3262-8111. SANEI-INTERNATIONAL CO.,LTD. has its principal place of business at 1-2-5 Shibuya, Shibuya-ku, Tokyo 150-8315, Japan; phone number: +81-3-5467-1911.

E. (1) The Filer TOKYO STYLE CO., LTD. designates and appoints National Corporate Research, Ltd. (“Agent”) located at 10 East 40th Street, 10th floor, New York, NY 10016, U.S.A. (phone number: 800-221-0102) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) Any investigation or administrative proceeding conducted by the Commission; and

(b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on October 14, 2010 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

(2) The Filer SANEI-INTERNATIONAL CO.,LTD. designates and appoints National Corporate Research, Ltd. (“Agent”) located at 10 East 40th Street, 10th floor, New York, NY 10016, U.S.A. (phone number: 800-221-0102) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) Any investigation or administrative proceeding conducted by the Commission; and

(b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on October 14, 2010 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a) The use of Form F-9, F-10, 40-F or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) The use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c) Its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, or F-80 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) The use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(e) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer TOKYO STYLE CO., LTD. certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, this 14st day of October, 2010.

Filer: TOKYO STYLE CO., LTD.

By:	/s/ Yoshiki Nakajima
Name:	Yoshiki Nakajima
Title:	President

The Filer SANEI-INTERNATIONAL CO.,LTD. certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, this 14st day of October, 2010.

Filer: SANEI-INTERNATIONAL CO.,LTD.

By:	/s/ Takahiko Miyake
Name:	Takahiko Miyake
Title:	President and CEO

This statement has been signed on behalf of the agents by the following persons in the capacities and on the dates indicated.

Agent for TOKYO STYLE CO., LTD.:		Agent for SANEI-INTERNATIONAL CO.,LTD.:

National Corporate Research, Ltd.		National Corporate Research, Ltd.

By:	/s/ Renata Leal-Niemela	By:	/s/ Renata Leal-Niemela
Name:	Renata Leal-Niemela	Name:	Renata Leal-Niemela
Title:	Assistant Secretary	Title:	Assistant Secretary

Date: October 14, 2010		Date: October 14, 2010